Exhibit 99.1

HAFNIA LIMITED: Audited Financial Statements 2024

Singapore, 6 May 2025

Hafnia Limited (“Hafnia”, the “Company”, OSE ticker code: “HAFNI”, NYSE ticker code: “HAFN”)  hereby publishes the Directors’ Statement, Audited Financial Statements for the financial year ended 31 December 2024, and the Auditor’s Report thereon (together, the “AGM Financial Materials”), which have been prepared to meet the financial reporting requirements in Singapore and which will be tabled for adoption by the shareholders at the Company’s Annual General Meeting to be held on 14 May 2025.

The AGM Financial Materials  can be found on the Company’s website at https://investor.hafnia.com/financials/annual-reports/default.aspx.

For further information, please contact:
Mikael Skov
CEO Hafnia Limited
+65 8533 8900

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About Hafnia Limited:

Hafnia is one of the world’s leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.